July 12, 2010

BY FAX AND EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Tricia Armelin

Re:                   Comment Letter Dated June 15, 2010

Affiliated Managers Group, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Filed March 1, 2010

Definitive Proxy Statement on Schedule 14A

Filed on April 29, 2010

File #1-13459

Dear Ms. Armelin:

Affiliated Managers Group, Inc. (the “Company”) respectfully submits this letter in response to comments contained in your letter dated June 15, 2010 relating to the Company’s Annual Report on Form 10-K filed on March 1, 2010 and the Definitive Proxy Statement on Schedule 14A filed on April 29, 2010 with the Securities and Exchange Commission.  We have, for convenience, reproduced the staff’s comments, followed by the Company’s responses, below.

Form 10-K for the fiscal year ended December 31, 2009

Results of Operations, page 22

1.               Comment:  We have reviewed your response to our prior comment one.  We note that your assets under management are diversified by asset class, investment styles and geographic location.  Please revise future filings to include a more specific and comprehensive discussion of these factors and how they have impacted your results.  Please include quantified information where practicable.  We note that you have included some information on page six.  We believe that this information could be expanded to give readers a better understanding of the underlying nature of your assets under management and how changes in these assets could impact your results.  For example, given the current economic environment, it may be beneficial for a reader to have a more specific understanding of your international holdings and how concentrations or changes in these holdings have impacted or may impact your results.  Please tell us your intentions with regard to this matter and provide us with an example of disclosures you intend to include in future filings.

Response:

We agree that an expanded discussion of our assets under management would be beneficial to readers of our financial statements.  As of March 31, 2010, 23% of our assets under management is denominated in foreign currencies.  In future filings, we will update Management’s Discussion and Analysis to present the impact of changes in foreign currency exchange rates on our assets under management, and, when material, our discussion of the changes in assets under management will address the effects of changes in foreign currency exchange rates.

The form of our revised disclosure follows:

Statement of Changes-Quarter to Date

			High Net
(in billions)	Mutual Fund	Institutional	Worth	Total
December 31, 2009	$44.5	$133.9	$29.6	$208.0

Client cash inflows	3.0	6.6	1.7	11.3
Client cash outflows	(2.7)	(8.6)	(1.5)	(12.8)
Net client cash flows	0.3	(2.0)	0.2	(1.5)

New Investments	13.5	2.2	—	15.7
Investment performance	1.9	5.7	0.9	8.6
Foreign exchange translation	0.3	0.9	0.3	1.4
Other	—	(0.1)	—	(0.1)
March 31, 2010	$60.5	$140.6	$31.0	$232.1

Supplemental Performance Measures, page 29

2.               Comment:  We note your response to our prior comment two and the disclosure in your Form 10-Q stating Cash Net Income and Cash earnings per share are not liquidity measures.  We continue to believe the terms “Cash Net Income” and “Cash earnings per share” are confusing, as they imply a liquidity measure or a measure of net income prepared on a cash basis, rather than a measure of net income adjusted for certain expenses.  Please revise future disclosures, including those in earnings releases to change the title of the measures accordingly.

Response:

AMG has been employing the terms “Cash Net Income” and “Cash earnings per share” as our key performance measures in public filings and investor relations materials over the last 10 years.  As stated in our past correspondence to the Staff, “Cash Net Income” and “Cash earnings per share” are very well understood by our investors and analysts as performance measures.  In our experience, the use of the word “cash” within these terms is not a source of confusion for our key constituents, and they understand that the performance (rather than the liquidity) of our business is being measured; indeed, given that, we are concerned that changing the title will become a source of greater confusion for investors and analysts.

As we believe the Staff is aware, performance measures with the word “cash” in their title are in current use by a number of our peers, as well as across the financial services industry broadly.  For such industry participants, and across the group, “cash” performance measures have become a standard for comparison of operating performance, as indicated by analyst research reports for our industry.  (We would be pleased to provide you with a survey of such reports, if that would be helpful for your ease of reference.)  Although we appreciate that the Staff is only reviewing our filing and not those of others in our industry, we believe that the widespread adoption of cash performance measures demonstrates that investors are not confused by the use of these measures.

Given our consistent use of these terms over the past 10 years, as well as the broad employment by constituents throughout the financial services industry, we believe that revising the titles of these key performance measures will be a source of confusion rather than clarification.  Further, we remain concerned that such a change may have the inadvertent consequence of signaling a possible change in our approach to measuring performance.  On this basis, we respectfully request that the staff reconsider its position that AMG rename the measure that has formed the foundation for investor and analyst evaluation of our operating performance over the last decade.

Note 3.  Investments in Partnerships, page 57

3.               Comment:  We note your response to our prior comment nine and the additional disclosure you have included in your Form 10-Q for the period ended March 31, 2010.  It appears that you may have combined your purchase and sale of investments into your “other” amount.  In order for a reader to more fully understand the nature of the changes in this balance, please revise future filings to present these amounts separately on a gross basis.

Response:

“Investments in Partnerships” represents the assets of consolidated investment partnerships.  A majority of these assets are held by investors that are unrelated to the Company, and reported as “non-controlling interests in partnerships.”  Purchases and sales of investments within the partnerships are disclosed in the footnote below our rollforward and are not shown net in the “Other” line item.  We believe this disclosure, when combined with data presented in the rollforward, provides investors all the necessary information to understand the nature of changes in these balances and respectfully request to continue our current disclosure approach.

Note 18.  Business Combinations, page 68

4.               Comment:  We have reviewed your response to our prior comment.  We note that you have concluded that no deferred taxes were required to be recognized in your purchase price allocation.  With a view towards future disclosure, please clarify why then you concluded the goodwill and client relationships attributable to the Company are deductible for tax purposes.  In this regard, please explain what portion of the balances in the purchase price allocation is attributable to the Company.

Response:

In future filings, we will clarify why we recorded (or did not record) deferred taxes in our purchase price allocations.  In our Harding Loevner purchase price allocation, we did not record deferred taxes for the portion of our purchase price settled in cash because we made a Section 754 election and received inside tax basis for our portion of Harding Loevner’s assets.  We also did not record deferred taxes for the portion of the purchase price settled in contingent consideration because we will receive tax-deductible inside basis when payments are made under this arrangement.  In future filings, we will include similar disclosure for our new investments.

In future filings, we will also separately present the portions of the balances in the purchase price allocation that are attributable to the Company.

Definitive Proxy Statement on Schedule 14A Filed on April 29, 2010

Compensation Discussion and Analysis, page 10

Performance-Based Cash Compensation, page 14

5.               Comment:  Please identify the Cash earnings per share growth rate utilized for purposes of determining payouts under the cash-based Long-Term Executive Incentive Plan.  Describe the formula used to determine the incentive pool and explain how you derived the percentage shares of the pool that each named executive officer could earn if you met the applicable performance target.

Response:

Consistent with the “pay for performance” principles employed by the Compensation Committee over the last decade, a baseline Cash earnings per share performance target was established by the Committee under the Long-Term Executive Incentive Plan at the beginning of 2009.  In developing this baseline target, the Committee reviewed the Company’s historical performance, the prevailing challenges in global business and financial market conditions, and the Committee’s expectations for the year.  In addition to a baseline earnings target (for 2009, this target was $3.00 of Cash earnings per share), which would establish an initial discretionary bonus pool of $15.0 million, achievement of a secondary growth target (in 2009, this secondary target was 10% Cash earnings growth), would increase the potential pool for executive officers with Cash earnings above this growth level.  For 2009, this secondary growth target was not met and, as a result, the potential pool for executive officers was $15 million.

Under the Compensation Committee’s approach to performance-based compensation, although the performance targets determine the amount available for the payment of bonuses (or, a ceiling for such payments), the Committee uses its independent judgment (guided by the analyses provided by the Committee’s independent compensation consultant) to determine the amount of bonus actually paid to each named executive officer.  In making those determinations, the Committee is not constrained by any particular formula (except to the extent of the ceiling for the total pool, or for individual executive officers) for the Company or for any particular named executive officer.  As discussed in our proxy statement, and further in (6) and (7) below, the Committee considers a market compensation analysis of our peer universe to develop a total compensation package (including the performance-based component) that is appropriate relative to the marketplace for our named executive officers, in order to retain such officers.  In addition, the Committee evaluates the application and effectiveness of its “pay for performance” principles over the longer term, and in 2009 considered the fact that AMG had outperformed its peer group on both a 1- and 5-year basis, with Cash earnings that exceeded the median over those periods.

As required under Section 162(m) of the Internal Revenue Code, the Committee determines at the beginning of the year a maximum percentage share of the pool that can be earned by each executive officer.  In 2009, the maximum percentage share allocable to the executive officers were as follows: Sean M. Healey, 40%; Darrell W. Crate, 20%; Nathaniel Dalton, 20%; Jay Horgen, 12.5%; and John Kingston, III, 7.5%.

6.               Comment:  Please provide appropriate analysis and insight into the compensation committee’s determination that the performance-based cash payout was appropriate in light of the factors described in the third paragraph of page 15.

Response:

When determining the appropriate level of performance-based cash payouts, the Compensation Committee considers a number of factors, including: the role of performance-based cash compensation within our compensation philosophy, which emphasizes pay for performance; AMG performance and pay levels relative to our asset management comparators; and the projections of our independent compensation consultant and our Compensation Committee concerning general executive compensation market trends among the universe of financial institutions who are relevant competitors for executive talent.

For the 2009 period, the Committee observed that AMG had outperformed its peer group on both a 1- and 5-year basis, with Cash earnings that exceeded the median over those periods.  Against that backdrop, our independent compensation consultant provided our Compensation Committee with comprehensive comparator company salary, cash incentive bonus, and long-term equity and total direct compensation pay data for the prior three years, along with analyses of AMG’s historical pay levels relative to the comparators’ 25th percentile, median and 75th percentile pay levels.  Finally, the independent compensation consultant provided projections of compensation activity across the financial services industry for 2009, based upon survey and financial press data.

Based upon this analysis, the Committee observed that AMG’s executive officer salaries were consistent with the comparator medians and that broader competitive market projections indicated peer salaries would remain unchanged for 2010.  The Committee further observed that consistent with AMG’s performance above comparators’ medians and reflecting the 22% reduction in performance incentive bonuses in 2008, performance bonus levels were between the comparator medians and 75th percentiles.  Broader competitive market projections indicated that 2009 bonuses would be reduced (in comparison to 2008 levels) as a result of the ongoing challenging global business and market conditions, and the shift from short-term cash compensation to greater use of longer-term equity awards.

After reviewing historical performance and comparator compensation data, as well as independent compensation consultant projections for 2009 comparator and broader competitive market compensation, in line with its objective to retain the executive officer team, the Compensation Committee determined that: salaries would remain unchanged in 2010; and performance incentive bonuses, which had been at the appropriate level given performance relative to the comparator group in 2008 (as the consequence of the 22% reduction in 2008 in comparison to 2007), would be reduced downwards by an average of

7% compared to 2008 payout levels.  This 7% decrease in performance incentive bonuses was intended to reduce costs, and to meet the Compensation Committee’s objective that executive officer compensation fall between comparator median and 75th percentile pay levels.

Equity-based Compensation Awards, page 15

7.               Comment:  Please provide an enhanced discussion of the option grants made on July 21, 2009.  Provide substantive analysis and insight into why the compensation committee determined that the awards were appropriate in light of the factors it considered in making the awards.

Response:

As a general matter, equity compensation is an important component of AMG’s total compensation philosophy emphasizing the alignment of management and stockholder interests through long-term stock and option awards, which have strong “pay for performance” attributes (i.e., executive officer benefits are correlated with stock price appreciation).

In 2009, in the context of the ongoing volatility in the financial markets and for stock prices, the Compensation Committee determined to split the annual equity grants to executive officers into July and December tranches.

More generally, the Committee made its determinations concerning total equity grants with the assistance of its independent compensation consultant, based on the analysis of AMG performance and compensation and equity ownership levels relative to our asset management comparators and the consultants’ projections concerning general executive compensation market trends among the universe of financial institutions who are relevant competitors for executive talent, as well as projected future management ownership levels relative to AMG’s growth over multi-year time horizons.

As discussed in (6), the Committee observed that AMG had outperformed its peer group on a 1- and 5- year basis, with earnings that exceeded the median over those periods.  Against that backdrop, our independent compensation consultant provided our Compensation Committee with comprehensive comparator company long-term equity and total direct compensation pay data for the prior three-years, along with analyses of AMG’s historical pay levels relative to the comparators’ 25th percentile, median and 75th percentile pay levels.  Finally, the independent compensation consultant provided projections of compensation activity across the financial services industry for 2009, based upon survey and financial press data, with broader market projections indicating that long-term stock and incentive awards would likely increase as many financial institutions paid a larger portion of 2009 compensation in the form of equity awards to further reduce current cash bonus levels.

Risk Considerations in our Compensation Programs, page 17

8.               Comment:  We note your disclosure in response to Item 402(s) of Regulation S-K.  Please supplementally describe the process you undertook to reach the conclusion that the risks relating to the company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

Response:

Working with our independent compensation consultant (in particular, for our holding company executive compensation programs), we assessed AMG’s compensation programs at the holding company and Affiliate level to determine if the programs’ provisions and operations create undesired or unintentional risk of a substantial nature.  This assessment process included a review of program terms and arrangements, program analysis to identify risk related to the programs, the factors that mitigate that risk (including, for example, our revenue sharing arrangements with our affiliated investment management firms, and the Committee’s discretion to make final determinations concerning performance incentive bonuses at the holding company), and determinations as to the balance of potential risk to potential reward, and any possible implications on AMG company strategy.

On this basis, we concluded that neither the goals nor underlying philosophy of our compensation programs encourage excessive or inappropriate risk taking, and that the risks relating to our compensation policies and practices are unlikely to have a material adverse effect on AMG.

Executive Compensation Tables, page 19

Supplemental Compensation Information, page 19

9.               Comment:  We object to the placement of the disclosure as presented because we believe it obscures the ability of the reader to distinguish between the disclosure that is mandated by Item 402(c) of Regulation S-K and that which you voluntarily include for purposes of highlighting a decrease in compensation expense in 2009.  Relocate this disclosure to a less-prominent section of your discussion.

Response:

In response to your comment, in the event we provide such supplemental disclosure in future filings, we will provide such disclosure in a less prominent section of our compensation discussion.  (By way of further background, while we believed that in the context of the recent developments in SEC presentation rules in 2010, such supplemental disclosure would assist shareholders in understanding the transition in presentation rules, we do not currently anticipate the need for supplemental compensation disclosure in our future proxy statements.)

Summary Compensation Table, page 20

10.         Comment:  We note disclosure in footnote (2).  In an appropriate section of the CD&A, please disclose the performance target associated with the long-term equity based incentive award.  See Item 402(b)(2)(v) and (vi) of Regulation S-K.

Response:

In response to your comment, we will provide such information in the appropriate section of the CD&A in our future filings.  As supplemental disclosure, we note that the performance target established by the Compensation Committee was $3.00 Cash earnings per share.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the staff’s view that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments.  If you should have any questions about this letter or require any further information, please call me at (617) 747-3308.

Very truly yours,

/s/ Darrell W. Crate
Darrell W. Crate
Executive Vice President, Chief Financial Officer and Treasurer